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This communication is filed pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                                  Subject Company: ST Assembly Test Services Ltd
                                               Commission File Number: 000-29103
                                                         Date: February 10, 2004


Conference call, Singapore, 3.15pm, February 10, 2004.


OPERATOR INTRO:

Good afternoon [or good morning],(1) ladies and gentlemen, and welcome to the ST Assembly Test Services Ltd and ChipPAC, Inc. joint conference call. At this time, all lines have been placed on mute to minimize any background noise. We are joined by Mr Tan Lay Koon, President and Chief Executive Officer of ST Assembly Test Services Ltd, or STATS, and Mr Dennis McKenna, President and Chief Executive Officer of ChipPAC Inc, as well as by other members of senior management from both companies. Following brief prepared comments from both chief executives, we will be taking questions. After remarks by each of the speakers, there will be a question and answer period. If you would like to ask a question during this time, simply press the 1 key followed by the pound, or hatch key, on your telephone keypad.

[TO BE READ BY OPERATOR OR STATS/CHIPPAC IR PERSONNEL]

Before we begin, on behalf of both companies, we must make a disclaimer regarding forward-looking statements. During this call, we will make forward-looking statements that involve risks and uncertainties concerning the proposed merger involving STATS and ChipPAC, the expected financial performance of STATS and ChipPAC, as well as the strategic and operational plans of STATS and ChipPAC. Actual events or results may differ materially from those described in this call due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed, the reaction of customers of STATS and ChipPAC to the transaction; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect STATS' business and financial results are included in STATS' Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Report on Form 6-K disclosing its results of operations for the quarterly period ended September 30, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the SEC and available at the SEC's website at www.sec.gov. More information about potential factors that could affect ChipPAC's business and financial results is included in ChipPAC's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and in its Report on Form 10-Q for quarterly period ended September 30, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the SEC and

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(1)  Depending on whether Asia call (afternoon) or US call (morning)

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available at the SEC's website at www.sec.gov. Neither STATS nor ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this call.

In connection with our proposed merger, STATS and ChipPAC will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by STATS and ChipPAC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained for free from STATS by contacting STATS Investor Relations in the United States at telephone
(408) 586-0608 or email daviesd@statsus.com, or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg and from ChipPAC by contacting ChipPAC Investor Relations at telephone (510) 979-8220 or email ir@chippac.com.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed merger. Certain of such individuals may have interests in the proposed merger, including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons involved in the solicitation by reading the proxy statement/prospectus when it becomes available.

Following the presentation, we will have a Q&A session. Please limit yourself to one question and one follow-up question.

I would now like to turn the conference over to Mr. Dennis McKenna, Chief Executive Officer and President of ChipPAC. Please go ahead sir.


DENNIS MCKENNA :

Good morning [and good afternoon], and this is Dennis McKenna. Thank you for joining us on such short notice today.

AS YOU HAVE SEEN IN OUR PRESS RELEASE, STATS AND CHIPPAC HAVE SIGNED A DEFINITIVE AGREEMENT TO MERGE IN A STOCK-FOR-STOCK TRANSACTION VALUED AT APPROXIMATELY US$1.6 BILLION. THIS IS A VERY POWERFUL COMBINATION OF TWO OF THE WORLD'S LEADING COMPANIES IN THE SEMICONDUCTOR TEST AND ASSEMBLY INDUSTRY, AND WILL CREATE ONE OF THE WORLD'S PREMIERE PROVIDERS OF FULLY INTEGRATED TEST AND ASSEMBLY SOLUTIONS.

o    The combined company expects to have over US$1 Billion in revenues in 2004

o It will be the 2nd largest test house and will have leadership in mixed signal test

o It will also have one of the broadest portfolios of assembly products and leadership in advanced packing technologies such as stacked die, SiP and wafer level packaging

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o   The new company will have a global blue-chip roster of major semiconductor customers and a global manufacturing footprint spanning China, Korea, Malaysia, Singapore, Taiwan, and the United States with close proximity to the major hubs of wafer fabrication, providing customers with total supply chain solutions

o It will also be able to combine exposure to the fastest growing end user segments, such as communications and digital consumer electronics with one of the strongest balance sheets in the industry

o STATS and ChipPAC shareholders will own approximately 54% and 46% of the combined company respectively on a fully-converted basis. Charles Wofford, Chairman of STATS, will remain Chairman of the Board of the combined company. I, Dennis McKenna, will be the Vice-Chairman, and Tan Lay Koon will be the President and Chief Executive Officer of the combined company

o The proposed name of the new company is STATS ChipPAC Ltd and will be headquartered in Singapore

o It is now my pleasure to turn the call over to Tan Lay Koon, President and Chief Executive Officer of STATS


TAN LAY KOON :

o Thank you, Dennis. We are clearly excited about this combination given the compelling benefits to our customers, employees and shareholders. In terms of a timeline, we are targeting to close this by the end of the second quarter 2004

o    The strategic rationale for the merger is multi-fold:

     o We are building a robust platform for growth as one of the world's leading independent suppliers of high end packaging design, assembly and test solutions, with the scale structure and financial position to invest in our customers' future growth

     o STATS ChipPAC Ltd will be able to be a global player who can provide fully integrated, multi-site, unparalleled end to end assembly and testing solutions by combining the testing excellence of STATS with the package development and manufacturing assembly excellence of ChipPAC, - We believe this a powerful differentiating factor and a compelling value proposition for our customers

     o We will be a leader in the fastest growing markets - communications, consumer and multi-applications with significant exposure to the important computing and industrial segments. Our product portfolio will include the most advanced test and assembly technologies, such as mixed signal test, strip test, chip-scale, stacked die, flip-chip, wafer level and system-in-package technologies, and wafer bumping capabilities

     o We will have greater breadth and diversity of customers, with a well-positioned and balanced customer base of IDMs, fabless and foundry customers. Nearly every major semiconductor company will be our customer

     o In addition, we will be able to leverage our collective R & D base of over 250 engineers, one of the largest in the industry, and ensure continued leadership in advanced semiconductor packaging and test. This will allow STATS ChipPAC to effectively pursue adjacent markets for electronic component integration

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     o    Due to the complementary nature of this merger, we believe that the integration will be straightforward, and will have minimal impact on employees and the operations of our existing plants

     o We expect US$25 million to US$30 million in annual cost savings and further savings from capital avoidance, interest savings and longer term revenue synergies are also expected

Operator, that concludes our prepared remarks. We can now take questions.

[HAVE OPERATOR REMIND CALLERS OF PROCEDURE FOR SUBMITTING [AND WITHDRAWING] QUESTIONS.]

END

Operator:  And there are no further questions at this time.

     Mr. Tan and Mr McKenna, I'll turn the conference back to you for any closing comments.


Operator:

     Ladies and gentlemen, that concludes today's conference call. Thank you very much for participating in this(2) conference call.


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(2)  Do not use combined company name in current tense. This is not the company's name until closing, if closing occurs.